March 5, 2026

Harry Thomasian Jr.
Chief Financial Officer
Precigen, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

       Re: Precigen, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-36042
Dear Harry Thomasian Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences